Exhibit 99.1

Earlyworks Co., Ltd. Granted Extension by Nasdaq Hearings Panel to Regain Compliance with Continued Listing Requirements

TOKYO, June 26, 2025 (GLOBE NEWSWIRE) – Earlyworks Co., Ltd. (Nasdaq: ELWS) (the “Company” or “Earlyworks”), a Japanese company operating its proprietary private blockchain technology, Grid Ledger System (“GLS”), today announced that it has received a decision from the Nasdaq Hearings Panel (the “Panel”) granting the Company an exception to enable continued listing on the Nasdaq Capital Market.

As previously disclosed on May 7, 2025, the Company received a staff determination letter dated May 2, 2025 (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company did not regain compliance with Nasdaq Listing Rule 5550(b)(2), which requires listed companies to maintain a minimum market value of listed securities of $35 million. The Company’s securities had failed to meet this requirement for 30 consecutive trading days, and the Company did not regain compliance during the 180-calendar-day grace period that ended on April 28, 2025.

In response, the Company timely requested a hearing before the Panel, staying the suspension of trading and delisting process. The Company also informed Nasdaq of its intent to pursue compliance through an alternative standard under Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million (the “Equity Rule”). As part of its strategy, the Company has been evaluating and negotiating strategic financing options, including capital and business alliances with external partners.

Based on the information presented at the hearing, the Panel has granted Earlyworks an extension through September 19, 2025, to regain compliance with the continued listing standards, subject to the following conditions:

1.	On or before September 19, 2025, the Company must file a public disclosure describing the transactions undertaken to achieve compliance with the Equity Rule and provide an indication of its equity following those transactions. This may include:

○	A balance sheet not older than 60 days, with pro forma adjustments for all significant transactions and events; or

○	An affirmative statement that the Company believes it has regained compliance, supported by a pro forma balance sheet submitted to the Panel and Nasdaq staff.

2.	On or before September 19, 2025, the Company must provide the Panel with:

○	Income projections for the next 12 months, with all underlying assumptions clearly stated; and

○	Evidence of compliance with all applicable criteria for continued listing on the Nasdaq Capital Market.

The Company’s American Depositary Shares (ADSs) will remain listed and eligible for trading on the Nasdaq Capital Market during the extension period, as Earlyworks works toward regaining full compliance.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertising, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society. For more information, please visit the Company’s website: https://ir.e-arly.works/.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.
Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.